SUPPL 082-04025

PRESS RELEASE

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

18,342,574 shares issued and outstanding

2008 OCT 30 P 1:22

October 17, 2008

GLOBEX: UPDATE ON EXPLORATION AND PROSPECTS

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. ***(GMX –Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International Premier OTCQX)*** wishes to update shareholders as regards its ongoing work and prospects.

First, I would remind shareholders that despite the recent debacle in the markets and the resultant drop in Globex's share price and the value of shares in other companies held by Globex, the Company has sufficient cash on hand to assure its smooth operation for several years including adequate funds to facilitate ongoing exploration and technical studies required on our properties. In addition, I wish to point out that the majority of our 85 properties are gold properties and as well, several of our other properties have important secondary precious metal content.

Globex is a diversified company holding other precious metal properties (platinum, palladium) as well as industrial minerals (talc, silica), light metals (magnesium) rare earths (yittrium, cerium, lanthanum, etc), uranium and molybdenum.

At the Ironwood gold deposit, Globex has completed initial drilling to determine the best location to dig an access ramp. We have completed metallurgical test work on processing options and expect delivery of the final metallurgical report shortly. We are evaluating our options towards developing this property and are currently drilling on another section of the property.

As regards the Deloro magnesium talc property, initial laboratory test work has been completed by the hydrometallurgical firm Drinkard Metalox and planning should be finalized shortly allowing for the start of bench scale test work. Look for another press release to be issued soon on this project.

Globex is drilling on its other gold properties including one with previous gold production and an untested section of the prolific, gold localizing, Cadillac break in Quebec. We will be beginning drill programs shortly on the Deloro magesite-talc deposit and on our Hunters Point uranium-gold-rare earth project. We have completed a series of ground geophysical surveys and are shortly going to start a new airborne geophysical survey. We have crews doing follow up on airborne surveys completed last fall and aim to have drill targets ground verified such that they can be drilled either this fall or winter.

At our Lyndhurst property, we have stripped and mapped the #1 Zone acquiring significant new insights as to the structure of the sulphide zone. A new drill program is planned to start this fall with further stripping next spring.

Concerning optioned properties, work by our option partners has continued.

Acadian Mining Corporation, on September 12, 2008, announced a NI 43-101 conformable resource based on 322 drill holes of 4,010,000 metric tonnes grading 3.43% combined lead and zinc (indicated and measured) and 860,000 metric tonnes grading 3.48% combined lead and zinc (inferred) on the Getty deposit. The deposit is 1,500 meters west of Acadian's Scotia mine mill facility and could easily provide mill feed. Globex retains a Gross Metal Royalty on all production from this property.

Plato Gold Corp. has completed a planned 5,000 meter drill program at our Globex's Nordeau Property. Results of up to 5.66 g/t Au over 8.5 metres have been reported in Plato Gold Corp. Press releases.

First Metals Inc. (FMA-TSX) continue to mine the Fabie Bay copper-silver deposit. Globex has received royalty payments totalling $848,127 since March when the mine reached commercial production. First Metals have started to sink the ramp on the adjoining Magusi (copper, zinc, gold, silver) deposit in order to facilitate a 50,000 tonne bulk sample for metallurgical purposes. Meanwhile, drilling continued in order to locate additional mineralization below the Fabie Bay deposit. Drilling was successful in defining an additional 68,245 tonnes grading 2.87% Cu (see First Metals Inc. press release of October 16, 2008).

C2C Inc. and partner Animiki have spent $905,352 on exploration on the Blackcliff gold property in a 4,055 meter drill program targeted at the near surface extension of the #2 Zone. "Numerous shallow mineralized intersections of significant grade and/or thickness were encountered" (C2C, MD&A, June 30, 2008).

Ressources minières Processor inc. continued work on our Chibougamau area Bateman Bay and Grandroy copper-gold zones and have purchased most of the equipment required to construct a mill to treat ores from these properties.

Rocmec Mining Inc. is continuing to advance our Russian Kid (Rocmec 1) gold deposit toward production. Subject to the receipt of final permits, the company expects to commence production toward the end of October or early November. Globex maintains a 5% Gross Overriding Royalty on the first 25,000 ounces of gold produced and 3% thereafter.

The market downturn has wreaked havoc on all junior companies. This may provide Globex with the opportunity of adding to our portfolio at very reduced cost. Our portfolio remains intact; we have cash and the will to grow the Company in these difficult times.

This press release was written by Jack Stoch, P. Geo. President and CEO of Globex in his capacity as a Qualified Person (Q.P.).

END

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
GLOBEX MINING ENTERPRISES INC.
86, 14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J1

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web site: www.globexmining.com